Ex. 2.1

AMENDMENT TO SHARE PURCHASE AGREEMENT

AMENDMENT TO SHARE PURCHASE AGREEMENT, dated as of December 14, 2016 (this “Amendment”), by and among Uranium Resources, Inc., a Delaware corporation (“URI”), URI, Inc., a Delaware corporation (“IntermediateCo”), and Laramide Resources Ltd., a corporation organized under the Canada Business Corporations Act (“Purchaser” and together with the Sellers, each a “Party” and collectively, the “Parties”), to the Share Purchase Agreement, dated April 7, 2016, by and among URI, IntermediateCo and Purchaser, as amended by that Letter Agreement among the Parties dated effective as of September 30, 2016 (collectively, the “Agreement”).  URI and IntermediateCo are each referred to herein as a “Seller” and collectively as the “Sellers.”  All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement.

WHEREAS, in accordance with Section 11.08 of the Agreement, the Parties hereto wish to amend certain provisions of the Agreement as described herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confirmed, and intending to be legally bound, the Parties hereby agree as follows:

1.1.

Additional Definitions. The following definitions are hereby added in Section 1.01 of the Agreement in alphanumerical order:

(a)

“La Jara Mesa Project” shall have such meaning as set forth in Section 3.03(b).

(b)

“La Sal Option” shall have such meaning as set forth in Section 3.03(a).

(c)

“LJM Assets” shall have such meaning as set forth in Section 3.03(b).

(d)

“LJM Option” shall have such meaning as set forth in Section 3.03(b).

(e)

“Royalty” shall have such meaning as set forth in Section 3.01(a).

(f)

“Royalty Deed” shall have such meaning as set forth in Section 3.01(c).

(g)

“Warrants” shall have such meaning as set forth in Section 3.01(a).

1.2.

Removed Definitions. The definition of “Convertible Payment” in Section 1.01 of the Agreement is hereby removed and replaced in its entirety with “[Reserved].”

1.3.

Modified Definitions. The following definitions in Section 1.01 of the Agreement shall be removed and replaced in their entirety as follows:

(a)

“Options” shall have such meaning as set forth in Section 3.03(b).

(b)

“Option Expiration Date” means the date that falls three hundred sixty-five (365) days after the Closing Date.

(c)

“Shares” shall have such meaning as set forth in Section 3.01(a).

1.4.

Closing Deliveries (Seller).  Section 2.03 of the Agreement is hereby revised to (i) remove the word “and” from the last line of subsection (h); (ii) replace the period with a semi-colon and add the word “and” at the end of subsection (i); and (iii) add a new subsection (j) which reads “the Royalty Deed.”

1.5.

Closing Deliveries (Purchaser).  Section 2.04 of the Agreement is hereby amended and restated in its entirety as follows:

“Closing Deliveries (Purchaser).  At the Closing, Purchaser will deliver, or will cause to be delivered, to URI:

(a)

the Cash Purchase Price;

(b)

the Note;

(c)

share certificate(s) representing the Shares determined in accordance with Section 3.01(a);

(d)

if applicable, an agreement evidencing the issuance of the any Warrants to URI; and

(e)

a certificate of an authorized officer of Purchaser confirming the matters set forth in Article V.”

1.6.

Purchase Price.  Section 3.01(a) of the Agreement is hereby amended and restated in its entirety as follows:

“The aggregate purchase price for the Transferred Shares consists of (i) US$2,500,000 in cash (the “Cash Purchase Price”), of which US$250,000 was paid by the Purchaser on October 21, 2016, (ii) a promissory note in the amount of US$5,000,000 (the “Note”), (iii) a four percent (4%) retained net smelter return royalty on the Churchrock Project, as more particularly described in the Royalty Deed (the “Royalty”), and (iv) the issuance by Purchaser to URI of that number of shares of Purchaser’s common stock (the “Shares”) that is equal to US$500,000 divided by the per Share price paid by investors in an equity raise by Purchaser occurring substantially concurrently with the Closing, together with warrants to purchase shares of the Purchaser’s common stock or other securities of the Purchaser to the extent that Purchaser issues warrants to investors in the concurrent equity raise, which warrants shall contain the same warrant coverage, exercise price and other terms as contained in the concurrent equity raise (the “Warrants”). Subject to Section 3.01(b), Purchaser will at the Closing pay to URI the Cash Purchase Price by wire transfer of immediately available funds to such bank account as URI designates in writing to Purchaser at least two (2) Business Days prior to Closing.  At the Closing, URI will execute and deliver a subscription agreement with respect to the issuance of the Shares in a customary form to be agreed between the Parties.  Issuance of the Shares at Closing and at any other time by Purchaser is subject to the approval of the Toronto Stock Exchange.”

1.7.

Revision to Note.  Section 3.01(b) of the Agreement is hereby amended and restated in its entirety as follows:

“At Closing, Purchaser shall deliver the Note, which shall be substantially in the form attached hereto as Schedule 3.01(b).  The Note shall have a three-year term, and the amount of principal owing under the Note shall bear interest as follows: (a) five percent (5%) until the board of directors of the Company makes a Commercial Production Decision with regard to the Churchrock Project; and (b) ten percent (10%) thereafter.  Purchaser shall make principal payments of US$1,500,000 on or prior to each anniversary of the Closing Date in 2017 and 2018, and a final principal payment of US$2,000,000 to URI by wire transfer on or prior to the third anniversary of the Closing Date in 2019.  Purchaser shall make quarterly interest payments to URI on or prior to the last day of each calendar quarter beginning on the last day of the calendar quarter during which the first anniversary of the Closing Date occurs.  At Purchaser’s sole option, Purchaser may satisfy up to fifty percent (50%) of each of the foregoing principal payments by delivering Shares.  Purchaser must make a written election to satisfy up to fifty percent (50%) of a principal payment in Shares at least five (5) Business Days prior to the due date for such payment.  Any such Shares to be issued to URI shall be issued on the date that the principal payment, in satisfaction of which such Shares are issued, is due and payable.  The per share price shall be determined by using the volume weighted average price per share of Purchaser’s common stock on the Toronto Stock Exchange for the twenty (20) trading days prior to the due date for the applicable principal payment (converted into U.S. dollars based on the exchange rate quoted in the Wall Street Journal on the last Business Day prior to the applicable principal payment due date).  If Purchaser elects to satisfy any principal payment by delivering shares of its common stock, URI will execute and deliver a subscription agreement with respect to the issuance of such shares in a customary form to be agreed between the Parties.”

1.8.

Retained Royalty.  The following Section 3.01(c) of the Agreement is hereby added to the Agreement:

“Retained Royalty.  Simultaneous with the Closing, Sellers shall cause HRI and URI to enter into a royalty deed which shall be in a customary form to be agreed between the Parties (the “Royalty Deed”).  Pursuant to the Royalty Deed, HRI shall grant the Royalty which shall run with the land, to URI, which Royalty provides URI four percent (4%) of net smelter returns from the sale or disposition of any minerals produced from the Churchrock Project.  Notwithstanding the foregoing, the Royalty may be purchased by Purchaser (or its designee) on or prior to the first anniversary of the Closing Date for US$4,950,000.  If Purchaser fails or elects not to exercise its option to purchase the Royalty on or prior to the first anniversary of the Closing Date, such option shall automatically expire.”

1.9.

Revised Purchase Option.  Section 3.03 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 3.03 Purchase Options.

(a)

Grant of La Sal Option.  Purchaser hereby grants to URI the exclusive option, exercisable by URI in its sole discretion, to purchase all of the outstanding capital stock (the “Laramide Shares”) of Laramide La Sal, Inc. (“Laramide La Sal”) for a purchase price of Three Million U.S. Dollars (US$3,000,000) (the “La Sal Option”).  Laramide La Sal and Laramide Resources (USA), Inc. (“Laramide USA” and, together with Laramide La Sal, the “Purchaser Subsidiaries”) own unpatented mining claims and unpatented millsites comprising the “La Sal Project” in San Juan County, Utah, as more particularly described on the attached Schedule 3.03(a) (together with any related Permits and agreements, the “La Sal Assets”).  If URI exercises the La Sal Option, then at or prior to the Option Closing (as defined below), Purchaser shall cause the Purchaser Subsidiaries to enter into such agreements, execute such documents and instruments (including deeds) and take such actions, and cause its Affiliates to enter into such agreements, execute such documents and instruments or take such actions, as may be necessary or advisable in order to transfer all of Laramide USA’s right, title and interest in the La Sal Assets to Laramide La Sal, in each case, free and clear of Liens, other than Permitted Liens and any Liens listed on Schedule 3.03(a).  Any such agreements, documents or instruments shall be in form and substance reasonably satisfactory to URI. Closing costs, including real property transfer taxes, recording costs and any escrow fees related to the obligations in this Section 3.03(a) shall be paid by Purchaser.

(b)

Grant of La Jara Mesa Option.  Purchaser hereby grants to URI the exclusive option, exercisable by URI in its sole discretion, to purchase the unpatented mining claims and unpatented millsites comprising the “La Jara Mesa Project” in Cibola County, New Mexico, as more particularly described on the attached Schedule 3.03(b) (together with any related Permits and agreements, the “LJM Assets”), for a purchase price of Five Million U.S. Dollars (US$5,000,000) (the “LJM Option,” and together with the La Sal Option, the “Options”). Closing costs, including real property transfer taxes, recording costs and any escrow fees related to the obligations in this Section 3.03(b) shall be paid by Purchaser.  URI acknowledges and agrees that if it elects to purchase the LJM Assets, it shall be responsible for timely making all remaining payments and royalty payments owed to Homestake Mining Company of California (“Homestake”) with respect to the La Jara Mesa Project under the terms and conditions of that Option, Sale and Purchase Agreement dated August 8, 2005, among Homestake, La Jara Mesa Mining Company, and Purchaser.

(c)

Option Period.  The Options, individually or together, shall be exercisable at any time during the period between the Closing and the Option Expiration Date.  The period beginning at the Closing and ending at 5:00 p.m. Mountain Time on the Option Expiration Date shall be referred to hereinafter as the “Option Period.”  The Options, individually or together, may be exercised by URI at any time during the Option Period by delivery to Purchaser of a notice of election to exercise such Option or Options (the date such notice is effective being referred to hereinafter as the “Exercise Date”).  If URI fails or elects not to exercise either or both Options at or before the end of the Option Period, the unexercised Option or Options, as the case may be, shall automatically expire.

(d)

Purchase Agreement; Closing of Purchase Options.  If URI timely exercises either or both Options, Purchaser and URI will negotiate in good faith one or more purchase agreements pursuant to which Purchaser would sell to URI (i) all of the outstanding capital stock of Laramide La Sal, and / or (ii) the LJM Assets.  Each closing of the sale of (i) all of the outstanding capital stock of Laramide La Sal and / or (ii) the LJM Assets, pursuant to such purchase agreements (the “Option Closing”) shall take place within thirty (30) days after the applicable Exercise Date relating to each Option, at a time and place mutually agreeable to the Parties.

(e)

Impact on Purchase Price and Note.  Simultaneous with the Option Closing, the Note and the provisions of Section 3.01(b) of this Agreement shall be automatically revised, without the need for any further action or written instrument between the Parties, so that (a) the principal amount of the Note is reduced by the purchase price due to Purchaser pursuant to the exercise of either or both Options (the “Adjusted Principal Amount”), (b) the amounts of the remaining principal payments are reduced to equal amounts of the then unpaid Adjusted Principal Amount, due on the first, second and / or third anniversary, as applicable, of the Closing Date, and (c) the interest payments on the principal amount due under the Note are reduced accordingly.  In the event that the purchase price due to Purchaser pursuant to the exercise of either or both Options exceeds the remaining amount of principal and interest on the Note, URI shall pay the remaining portion of the purchase price to Purchaser by wire transfer of immediately available funds to such bank account as Purchaser designates in writing to URI at least two (2) Business Days prior to the Option Closing.  URI shall execute such additional instruments, agreements and other documents, including (i) an amended and restated Note, if principal and interest payments remain outstanding thereunder, or (ii) marking the original Note “cancelled” and promptly returning it to Purchaser, if no further payments are due thereunder, as may be reasonably requested by Purchaser to evidence the foregoing.”

1.10.

Consents.  Section 5.03 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Section 5.03 Consents and Approvals.  The execution and delivery by Purchaser of this Agreement does not, and the performance by Purchaser of, and the consummation by Purchaser of the transactions contemplated hereby will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority or any other Person that has not or will not be obtained prior to the date of this Agreement or prior to the Closing Date, as applicable.”

1.11.

Authorization of Securities. The following is hereby inserted into the Agreement as Section 5.08 of the Agreement:

“Section 5.08 Authorization of Shares and Warrants.  The Shares, upon issuance in accordance with the terms hereof, shall be (i) duly authorized, validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issuance thereof (except for any liens arising under applicable securities Laws or as a result of or through URI), with the holders being entitled to all rights accorded to a holder of Purchaser’s common stock.  The Warrants, when executed and delivered by Purchaser, will duly authorized and valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.  When the Warrants have been executed and delivered by Purchaser, the shares underlying the Warrants will have been duly authorized and validly reserved for issuance upon exercise of the Warrants in a number sufficient to meet the exercise requirements.  The shares underlying the Warrants, when issued and delivered upon exercise of the Warrants in accordance therewith, shall be (i) validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issuance thereof (except for any liens arising under applicable securities Laws or as a result of or through URI), with the holders being entitled to all rights accorded to a holder of Purchaser’s common stock.”

1.12.

Operations.  Section 6.01(b) of the Agreement is hereby amended and restated in its entirety as follows:

“During the period from the date of this Agreement through the earlier to occur of the Option Expiration Date or the termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement or as consented to by URI in writing, Purchaser shall cause Laramide La Sal:

(i)

to conduct its business in the ordinary course consistent with prudent industry practice;

(ii)

not to amend or modify its articles of incorporation, bylaws or other organizational documents;

(iii)

not to commit to any new operation or incur any contractual obligation or liability reasonably anticipated by Purchaser to require future expenditures by Laramide La Sal in excess of US$10,000;

(iv)

not to voluntarily terminate, amend, enter into or extend any material contracts;

(v)

not to issue any capital stock or any option, warrant, call, subscription or convertible security, right or contract;

(vi)

not to make any Tax elections other than in the ordinary course of business and not to change any Tax accounting methods; and

(vii)

not to enter into any agreement with respect to any of the foregoing.

In addition, during the period from the date of this Agreement through the earlier to occur of the Option Expiration Date or the termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement or as consented to by URI in writing, Purchaser shall, and shall cause its subsidiaries:

(i)

to maintain all Permits, approvals, bonds and guaranties affecting the La Sal Project or the La Jara Mesa Project, and make all filings required to be made under applicable Law with respect to the La Sal Project and the La Jara Mesa Project;

(ii)

not to transfer, sell, hypothecate, encumber or otherwise dispose of any portion of the La Sal Project, the La Sal Shares, or the La Jara Mesa Project;

(iii)

not to create any Lien, security interest or other encumbrance with respect to the La Sal Project or the La Jara Mesa Project, nor enter into any agreement for the sale, disposition or encumbrance of any portion of the La Sal Project or the La Jara Mesa Project, nor dedicate, sell, encumber or dispose of any Minerals produced from the La Sal Project or the La Jara Mesa Project, if any;

(iv)

not to voluntarily abandon any of the La Sal Project or the La Jara Mesa Project other than as required pursuant to applicable Law; and

(v)

not to enter into any agreement with respect to any of the foregoing.”

1.13.

No Financing Condition.  Section 7.01(i) of the Agreement is hereby amended and restated in its entirety as follows: “[Reserved].”

1.14.

Termination.  Section 9.01(d) of the Agreement is hereby amended and restated in its entirety as follows:

“by either URI or Purchaser if the Closing has not occurred on or before December 22, 2016; provided, however, that neither URI nor Purchaser will be entitled to terminate this Agreement pursuant to this Section 9.01(d) if such Party’s (or, in the case of URI, IntermediateCo’s) willful or knowing breach of this Agreement has prevented the consummation of the transactions at or before such time (and for the avoidance of doubt the Parties agree that Laramide’s inability to obtain the Financing shall not constitute such a willful or knowing breach); and”

1.15.

Procedures upon Termination. Section 9.02 of the Agreement is hereby revised to read as follows:

“Section 9.02  Procedure upon Termination and Break Fee.  In the event of termination by Purchaser, URI, or both pursuant to Section 9.01, written notice in accordance with the applicable provision of Section 9.01 shall be given to the other Party, and this Agreement shall terminate upon the giving of such notice, and the purchase of the Transferred Shares shall be abandoned, without further action by Purchaser or the Sellers.  Upon termination of this Agreement by Purchaser under Section 9.01(e), URI under Section 9.01(c), or by Purchaser because it has not obtained the Financing (or is otherwise unable to fund the Cash Purchase Price), the non-terminating Party shall promptly pay to the terminating Party a US$250,000 break fee (the “Break Fee”).  The Parties agree such termination will cause the non-terminating Party to incur substantial economic damages and losses of types and in amounts which are impossible to compute and ascertain with certainty as a basis for recovery by the Parties, and that the Parties intend to liquidate damages and the Break Fee represents a fair, reasonable and appropriate estimate thereof and not a penalty.  Accordingly, in lieu of actual damages, the Parties agree that the Break Fee may be assessed and recovered without being required to present any evidence of the amount or character of actual damages sustained by reason thereof in the amount of US$250,000.  In the event Purchaser terminates this Agreement because it has not obtained the Financing, receipt of the Break Fee shall be Sellers’ sole and exclusive remedy with respect to such termination, notwithstanding any of the other provisions of this Agreement to the contrary.  Upon termination pursuant to Section 9.01(c) or Section 9.01(e), or because Laramide has not obtained the Financing (or is otherwise unable to fund the Cash

Purchase Price), and prompt payment of the Break Fee, Article X shall cease to apply to claims relating to the breach or failure to perform pursuant to which such termination was effected, other than claims relating to Section 6.06.”

1.16.

Schedule 3.03(b).  Schedule 3.03(b) of this Amendment shall be added to the Schedules of the Agreement as Schedule 3.03(b) thereof.

2.1

Effect of the Amendment.  This Amendment shall become effective upon the execution and delivery of this Amendment by the Parties.  This Amendment shall not constitute an amendment or waiver of any provision of the Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein.  The Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

2.2

References to the Share Purchase Agreement.  After giving effect to this Amendment, unless the context otherwise requires, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” or words of like import referring to the Agreement shall refer to the Agreement as amended by this Amendment and each Exhibit or Schedule attached to this Amendment shall be deemed to be the corresponding Exhibit or Schedule as attached to the Agreement, provided that references in the Agreement to “as of the date hereof” or “as of the date of this Agreement” or words of like import shall continue to refer to April 7, 2016.

2.3

Other Miscellaneous Terms.  The provisions of Sections 11.04 (Severability), 11.06 (Assignment), 11.10 (Governing Law, Jurisdiction) and 11.12 (Counterparts and Electronic Delivery) of the Agreement shall apply to this Amendment mutatis mutandis as if set forth herein.

2.4

The Note.  The Parties agree that the provisions of the Note attached to the Agreement as Schedule 3.01(b) shall be modified to reflect the revised terms of the Note as set forth in this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

SELLER:

URANIUM RESOURCES, INC.

By:	/s/ Christopher M. Jones
Name:	Christopher M. Jones
Title:	President and Chief Executive Officer

SELLER:

URI, INC.

By:	/s/ Christopher M. Jones
Name:	Christopher M. Jones
Title:	President and Chief Executive Officer

PURCHASER:

LARAMIDE RESOURCES LTD

By:	/s/ Marc Henderson
Name:	Marc Henderson
Title:	Chief Executive Officer

[Signature Page to Amendment to Share Purchase Agreement]